EXHIBIT 99.2
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[GRAPHIC OMITTED]
[COMPUTERSHARE]


530-8th Avenue S.W., Calgary, AB T2P 3S8                Tel.: (403) 267-6800
                                                        Fax: (403) 267-6529



March 4, 2003

Alberta Securities Commission                   British Columbia Securities Commission
The Manitoba Securities Commission              Office of the Administrator, New Brunswick
Securities Commission of Newfoundland           Nova Scotia Securities Commission
Ontario Securities Commission                   Registrar of Securities, Prince Edward Island
Commission des valeurs mobilieres du Quebec     Saskatchewan Securities Commission
Toronto Stock Exchange

Dear Sirs:

SUBJECT:          VIKING ENERGY ROYALTY TRUST MEETING OF TRUST UNITHOLDERS
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We advise the following with respect to the upcoming meeting of Unitholders for the subject Energy Trust:

1.   Meeting Type                           Annual General and Special Meeting
2.   Security Description of Voting Issue   Trust Units
3.   CUSIP Number                           926924101
4.   Record Date                            April 3, 2003
5.   Meeting Date                           May 15, 2003
6.   Meeting Location                       Calgary AB


Yours truly,

COMPUTERSHARE TRUST COMPANY OF CANADA



"Signed by"
Jodie Hansen
Assistant Corporate Trust Officer